Exhibit 99.23(d)(vii)

AMENDMENT TO SUB-ADVISORY AGREEMENT

     THIS AMENDMENT TO SUB-ADVISORY AGREEMENT dated as of September 24, 2008, by and among OLD WESTBURY FUNDS, INC. (the “Fund”), BESSEMER INVESTMENT MANAGEMENT LLC (the “Adviser”), and DIMENSIONAL FUND ADVISORS INC. (the “Sub-Adviser”),

W I T N E S S E T H:

     WHEREAS, the Fund, the Adviser and the Sub-Adviser are parties to that certain Sub-Advisory Agreement dated as of April 6, 2005 (the “Sub-Advisory Agreement”), pursuant to which the Sub-Adviser provides portfolio selection and related research and statistical services in connection with investment advisory services for the Global Small & Mid Cap Fund (the “Portfolio”) or a designated portion of the assets of the Portfolio (the “Segment”); and

     WHEREAS, the Fund, the Adviser and the Sub-Adviser desire to amend the Sub-Advisory Agreement to modify the compensation payable to the Sub-Adviser for providing such services;

     NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties hereby agree as follows:

     1.      The fee schedule set forth in Appendix A to the Sub-Advisory Agreement is hereby amended and restated in its entirety with the fee schedule set forth in Appendix A hereto.

     2.      The Sub-Advisory Agreement, as expressly amended hereby, shall continue in full force and effect.

     3.      This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Sub-Advisory Agreement to be executed by their respective officers as of the day and year first written above.

OLD WESTBURY FUNDS, INC.

By:	/s/ Peter Artemiou
Name:
Title:

BESSEMER INVESTMENT MANAGEMENT
LLC

By:	/s/ Marc D. Stern
Name:
Title:

DIMENSIONAL FUND ADVISORS LP
BY: DIMENSIONAL HOLDINGS INC., GENERAL
PARTNER

By:	/s/ Catherine L. Newell
Name:	Catherine L. Newell
Title:	Vice President and Secretary

APPENDIX A

FEE SCHEDULE

The Sub-Adviser shall serve as investment sub-adviser for the Portfolio or Segment. The Adviser will pay the Sub-Adviser, as full compensation for all services provided under this Agreement, an annual fee computed at the following annual rates of the Portfolio’s or Segment’s average daily net assets:

The Sub-Adviser’s fee shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly in arrears to the Sub-Adviser no later than fifteen (15) business days following each month end. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual rate set forth in the schedule above and multiplying this product by the net assets of the Portfolio or Segment, as determined in accordance with the Portfolios’ Prospectus and Statement of Additional Information as of the close of business on the previous business day on which the Portfolio was open for business.

If this Agreement becomes effective or terminates before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.